SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, County. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-264992, 333-267160, 333-279017 and 333-280391).

 EXPLANATORY NOTE

On July 12, 2024, Trinity Biotech plc (the “Company”) entered into an At the Market Offering Agreement (the “Sales Agreement”) with Craig-Hallum Capital Group LLC (“Craig-Hallum”), pursuant to which the Company may sell up to $5,500,000 of its American Depositary Shares (“ADSs”), each ADS representing 20 of the Company’s A Ordinary Shares, par value $0.0109 per share, from time to time, through Craig-Hallum, acting as sales agent.

Subject to the terms and conditions of the Sales Agreement, the Company will, from time to time, set the parameters for the sale of ADSs, including any price, time or size limits or other customary parameters or conditions, and Craig-Hallum will use its commercially reasonable efforts to sell the ADSs when requested by the Company. The Sales Agreement is filed herewith as Exhibit 1.1.

In the Sales Agreement, the Company has agreed to provide Craig-Hallum with customary indemnification rights.  The Company will also pay Craig-Hallum a commission equal to 3.0% of the gross sales price of ADSs sold pursuant to the Sales Agreement.

Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The ADSs will be sold pursuant to the Company’s previously filed Registration Statement on Form F-3 (File No. 333-280391), which became effective on June 28, 2023. On July 12, 2024, the Company filed a Prospectus Supplement with the Securities and Exchange Commission relating to the offering of up to US$5,500,000 in ADSs pursuant to the Sales Agreement. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The opinion of the Company’s counsel regarding the validity of the ADSs to be sold pursuant to the Prospectus Supplement is filed herewith as Exhibit 5.1.

EXHIBIT INDEX

Exhibit	Description
1.1	At the Market Offering Agreement, dated July 12, 2024, by and between the Company and Craig-Hallum Capital Group LLC
5.1	Opinion of Matheson LLP
23.1	Consent of Matheson LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/John Gillard
John Gillard
Chief Executive Officer

Date: July 12, 2024